

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2006

<u>Via US Mail and Facsimile</u>

Ms. Janice Kerti
Chief Financial Officer
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Re: EGL, Inc.
       Form 10-K for the year ended December 31, 2004
       Commission File Number: 000-27288

Dear Ms Kerti:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      /s/ David R. Humphrey
      Branch Chief